Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 14, 2016.

The Goldman Sachs Group, Inc. Fixed Rate Notes $

We will pay you interest on each tranche of notes on a monthly basis on the 15th of each month. The first such payment will be made on April 15, 2016. The interest rate per annum and stated maturity date are set forth in the table below.

The notes are not subject to a survivor’s option to request repayment prior to the stated maturity date upon the death of a beneficial owner.

	Initial Price to Public		Underwriting Discount		Proceeds, before expenses, to Issuer
Title of Note:	Per Note	Total	Per Note	Total	Per Note	Total
2.75% Notes due 2023%		$	%	$	%	$
3.50% Notes due 2030%		$	%	$	%	$

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from the Original Issue Date and must be paid by the purchaser if the notes are delivered after the Original Issue Date.

In addition to offers and sales at the initial price to public, the notes may be offered and sold from time to time by the underwriters in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Pricing Supplement Nos. 4394 and 4395 dated March         , 2016.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated December 22, 2015

•	Prospectus dated December 22, 2015

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement nos. 4394 and 4395 dated March             , 2016 (pricing supplement) and the accompanying prospectus dated December 22, 2015 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement dated December 22, 2015 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

Each tranche of notes is a separate tranche of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008 (2008 Indenture), between us and The Bank of New York Mellon, as trustee (Trustee). This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Fixed Rate Notes

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Type of Notes: Fixed rate notes (notes)

Interest Rate: As set forth in the table below

Maturity Date: As set forth in the table below

Title of Note:	Interest Rate	Maturity Date	Principal Amount	MTND Number	CUSIP
2.75% Notes due 2023	2.75%	March 15, 2023		$4394	38143C5T4
3.50% Notes due 2030	3.50%	March 15, 2030		$4395	38143C5U1

Denominations: $1,000 and integral multiples of $1,000

Trade date:

Original issue date: expected to be the third scheduled business day following the trade date in respect of all notes

Original issue discount (OID): not applicable

Interest payment dates: the 15th of each month, commencing on April 15, 2016 subject to adjustment under the applicable business day convention specified below

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment day may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: not applicable

No survivor’s option: the notes are not subject to repayment prior to the stated maturity upon the death of a beneficial owner

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 122 of the accompanying prospectus

Form of notes: Your notes will be issued in book-entry form and represented by a master global note.

You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Foreign Account Tax Compliance Act (FATCA) Withholding: Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue each tranche of notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

In addition to this pricing supplement, the following provisions are hereby incorporated into the global master note: the description of the 30/360 day count convention appearing under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Interest Rates and Interest” in the accompanying prospectus, the description of New York business day appearing under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Business Days” in the accompanying prospectus, the description of the following unadjusted business day convention appearing under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Business Day Conventions” in the accompanying prospectus and the section “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance” in the accompanying prospectus.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Title of Note	Goldman, Sachs & Co.	Incapital LLC	Total
2.75% Notes due 2023	$	$	$
3.50% Notes due 2030	$	$	$

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of the percentage of the principal amount of the notes as indicated below. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to the percentage of the principal amount of the notes as indicated below. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial price to public of up to the percentage of the principal amount of the notes as indicated below. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

Title of Note	Underwriting Discount	Selling Concession	Reallowance
2.75% Notes due 2023%		%	%
3.50% Notes due 2030%		%	%

In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $        .

The provision regarding the market-making activities of Goldman, Sachs & Co. described under “Plan of Distribution — Market-Making Resales by Affiliates” on page 120 of the accompanying prospectus does not apply to the notes. Goldman, Sachs & Co. does not intend to make a market in these notes. However, in the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may decide to repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus and “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Incapital LLC that they intend to make a market in the notes. Incapital LLC is not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman, Sachs & Co., one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution — Conflicts of Interest” on page 121 of the accompanying prospectus.

Conflicts of Interest

GS&Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$

The Goldman Sachs Group, Inc.

Fixed Rate Notes

Goldman, Sachs & Co.

Incapital LLC